BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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SEC FILE NUMBER
8-69853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Birch Lake Partners LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hyatt Center, 71 South Wacker Drive, Suite 2425
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt	516 393 5603	chad.kirschenblatt@jrsfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman LLC
(Name – if individual, state last, first, and middle name)

500 N Michigan Avenue, Suite 1700	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

07-27-2010	5181
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Butler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Birch lake Partners LP_____, as of __December 31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BIRCH LAKE PARTNERS, LP

DECEMBER 31, 2025

TABLE OF CONTENTS



<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors
of Birch Lake Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Birch Lake Partners, LP (a Delaware limited partnership) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Birch Lake Partners, LP as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Birch Lake Partners, LP's management. Our responsibility is to express an opinion on Birch Lake Partners, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Birch Lake Partners, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Birch Lake Partners, LP's auditor since 2017.
Chicago, Illinois
March 2, 2026

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • advisory
www.topelforman.com

55 Madison Street, Suite 650
Denver, CO 80220
720-588-4707

BIRCH LAKE PARTNERS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	68,968
Due from Affiliates		1,295,268
Total Assets	**$**	**1,364,236**

LIABILITIES AND PARTNERS' CAPITAL

Partners' Capital	$	1,364,236
Total Liabilities and Partners' Capital	**$**	**1,364,236**

See notes to the financial statement

BIRCH LAKE PARTNERS, LP
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Birch Lake Partners, LP (the "Company") is a registered broker-dealer, effective as of March 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a partner of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions.

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated companies (see Note 5), such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. At times, the balances in these accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivables and credit policies

Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company maintains a credit approval process and makes significant judgments in connection with assessing customers' ability to pay. Despite this assessment, from time to time, customers are unable to meet their payment obligations. The Company continuously monitor customers' credit worthiness and uses judgment in establishing a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, there is no assurance that the Company will continue to experience the same credit loss rates that it has in the past. A significant change in the liquidity or financial position of the Company's customers could have a material adverse impact on the collectability of accounts receivable and our future operating results.

The Company's principal customers all retain the Company's services under substantially the same credit terms, with similar historical credit risks. As a result, the Company assesses credit risks as a single group. The Company evaluates collection risk and establish expected credit loss primarily through a combination of the following: an assessment of customer credit risk ratings utilizing third party credit risk data, analysis of historical aging and credit loss experience, and customer specific information.

Credit losses

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions. The Company has adopted the practical expedient provided by ASU 2025-05 to estimate credit losses on current accounts receivable and has also elected the accounting policy election to use subsequent cash collections to determine the allowance for credit losses. As of December 31, 2025, the Company has evaluated all collections through March 2, 2026.The Company determined the allowance for credit losses on financial assets measured at cost other than accounts receivable was de minimus as of January 1, 2025 and December 31, 2025, therefore, no allowance for credit losses has been recorded relating to those assets.

The following table summarizes the changes in the allowance for expected credit losses on accounts receivable for the year ended December 31, 2025:

Balance, January 1, 2025	$ -
Provisions for expected losses	-
Deductions - write-offs	-
Recoveries collected	-
Balance, December 31, 2025	$ -

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is not subject to U.S. Federal income taxes as it is a partnership nor state income taxes as it is a partnership and accordingly any income or loss is reported directly by the partners in their income tax returns. The Company is generally not subject to state income taxes because substantially all of its income is considered personal income which isn't taxed at the entity level in Illinois. The Company is a cash basis tax payer and the Company's tax bases was $1,295,268 less than the financial statement asset amounts. The Company did not note any material differences between the tax bases and financial statement amounts of its assets and liabilities, not its disclosures. The Company did not incur nor pay any income taxes during the year ended December 31, 2025.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and Illinois state income tax returns. There were no unrecognized tax positions as of December 31, 2024. The Company is subject to income tax examinations for the years 2023, 2024 and 2025. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

The Company elected to pay a newly imposed Illinois Pass-Through Entity ("PTE") tax ("PTE Tax") on behalf of the partners. This tax is assessed as 4.95% of the Company's business income and is applied to reduce each partner's proportionate share of federal taxable income reportable on that partner's personal income tax return. Accordingly, each partner recognizes a federal income tax benefit as if the partner's state income tax were fully deductible on the partner's personal federal income tax return. Since the income tax benefits associated with the PTE Tax exclusively benefit the partners, each partner's proportionate share of the tax is recognized as a distribution to that partner. Distributions did not include any PTE tax payments for the year ended December 31, 2025.

Adoption of new accounting standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition nor its disclosures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), which amends Topic 326 to provide a practical expedient and an accounting policy election related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Specifically, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions of as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows for electing an accounting policy to consider collection activity after the balance sheet date but before the financial statements are available to be issued. ASU 205-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted the ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition.

3. FAIR VALUE MEASUREMENTS

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments short term nature.

4. REVENUE RECOGNITION

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company recognizes revenue on success fee-based transactions when the transaction closes as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a monthly advisory fee, it is determined whether the monthly advisory fee is non-refundable and in connection with specific performance obligations. If distinct performance obligations are identified and the monthly advisory fee does not offset a transaction fee, the revenue is recognized at the time of receipt.

4. REVENUE RECOGNITION (continued)

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services is the completion of the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above described investment banking revenues.

The following table represents the balances of contract assets, which are included in the Due from Affiliates in the accompanying Statement of Financial Condition, as of:

	January 1, 2025	December 31, 2025
Accounts receivable	$ 2,193,188	$ 433,144

5. RELATED PARTY TRANSACTIONS

Through an expense sharing agreement with Birch Lake Partners GP, LLC (the "Parent") and Birch Lake Associates, LLC (the "Affiliate"), the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses. During the normal course of business, the Affiliate collects substantially all revenue on behalf of the Company which are ultimately transferred to the Company's account. As of December 31, 2025, the Company had a net receivable balance of $1,295,268 due from Affiliate.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $68,968, which exceeded the required minimum net capital of $5,000 by $63,968. There was no Aggregate indebtedness as of December 31, 2025. The Company's percentage of aggregate indebtedness to net capital was 0.00%.

7. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including fees from investment banking transactions. The Company has identified its CEO as the Chief Operating Decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table presents the other required segment disclosures for the year ended December 31, 2025:

Other segment disclosures		
Deal fees from external customers	$	2,091,000
Expense recovery		522
Total Revenues	$	**2,091,522**
Segment assets	$	**1,444,027**

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 2, 2026, the date on which the financial statements were issued.